MEMORANDUM

DATE:	February 26, 2008

TO:	Holders of Lifecore Biomedical, Inc. Stock Options

FROM:	David M. Noel, Vice President of Finance and Chief Financial Officer

RE:	Information Regarding Stock Options in Connection with Merger

     As you may be aware, on January 15, 2008, Lifecore Biomedical, Inc. (“Lifecore”) and SBT Holdings Inc. (“SBT Holdings”) and SBT Acquisition Inc. (“SBT Acquisition”), each affiliates of Warburg Pincus LLC, entered into an agreement and plan of merger pursuant to which Lifecore will be acquired by SBT Holdings (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, SBT Holdings, through its wholly owned subsidiary SBT Acquisition, has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of Lifecore’s common stock (the “Shares”) at a price of $17.00 per share, net to the seller in cash (the “Offer Price”). Shareholders who tender their Shares in the Offer will be paid shortly after the Offer closes. Assuming the Offer is completed, any Shares of Lifecore that were not tendered to SBT Holdings are expected to be cashed-out in a second-step merger (the “Merger”) in which Lifecore will become a wholly owned subsidiary of SBT Holdings. Because the Offer and the Merger are subject to a number of conditions, many of which are beyond our control, we cannot assure you that they will be completed.
     Nothing in this memorandum is intended as a solicitation of Shares in connection with the Offer or the Merger and nothing in this memorandum is intended to modify the terms of any outstanding stock option agreements or stock option plan related to such agreements. This memorandum is intended only for holders of Lifecore stock options.
     As a result of the Merger Agreement and pursuant to the terms of the relevant stock option plans or stock option agreements (as applicable), the vesting of all unvested stock options was accelerated by Lifecore’s Board of Directors. Accordingly, as of February 21, 2008, all outstanding stock options became fully vested and exercisable.
     Therefore, you may exercise your options at any time (subject to Lifecore Policy LCP-028) by delivering an exercise notice and paying the exercise price in accordance with the terms of your option agreement. You will then hold Shares, which you may tender in the Offer. To the extent that you do not exercise any of your outstanding stock options, Lifecore’s management will contact you shortly about your ability, pursuant to the terms of the Merger Agreement, to receive the cash value of your options at the net spread between your exercise price and the Offer Price.
     You should confer with your legal, tax and financial advisors about the contents of this memorandum and any exercise of your stock options. This memorandum does not represent legal, tax or investment advice and you should not expect Lifecore to provide any such advice.